[redacted]gricore
United™

03 AUG 19 AM 7:21

03029391

SUPPL

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

August 19, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   - August 19, 2003 re: Agricore United Announces Sale of Farm Business Communications Division

Yours very truly,

David J. Carefoot, CA, CBV
Managing Director
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

dlw 8/20

David Carefoot - Managing Director, Corporate Finance and Investor Relations
T.D. Centre, 201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

GLACIER VENTURES
INTERNATIONAL CORP.

SEC file No. 82-34725

**AGRICORE UNITED ANNOUNCES SALE OF
FARM BUSINESS COMMUNICATIONS DIVISION**

WINNIPEG, MANITOBA (August 19, 2003) – Agricore United announced today that it has entered into a letter of intent to sell its Farm Business Communications division to Vancouver based Glacier Ventures International Corp. Specific terms of the deal were not disclosed but the transaction is expected to close on or before the end of September 2003 subject to pre-closing conditions.

The Farm Business Communication division publishes a number of farm business periodicals, including Country Guide, Canola Guide, Grainews, The Manitoba Co-operator, Canadian Cattlemen and other specialty publications, with circulation of approximately 150,000. These periodicals include farm business, technical, production and instructional editorial material, providing farmers with practical knowledge and information.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

Glacier Ventures International Corp. is an information communications company focused on expanding across North America through both internal growth and the strategic acquisition of information communications companies that provide essential information and related services to business, professional, and other markets through print, electronic and online media. Glacier's shares are publicly traded on the Toronto Stock Exchange under the symbol "GVC".

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For more information, please contact:

Jonathon Kennedy
President & CEO
Glacier Ventures International Corp.
(604) 872-8565

David Carefoot
Vice-President
Corporate Finance & Investor Relations
Agricore United
(204) 944-5651